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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)
______________________

HILCOAST DEVELOPMENT CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class
of Securities)

431313-10-5
(CUSIP Number of Class
of Securities)
______________________



Copies of Communications to:
Klaus Eppler, Esq.
Proskauer Rose Goetz & Mendelsohn LLP
1585 Broadway
New York, New York 10036
(212) 969-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ X ].

Check the following box if a fee is being paid with the
statement [   ].

                                                  Page 2 of 10

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




































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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    H. Irwin Levy

2.  Check the Appropriate Box if a Member of a Group*  (a) [   ]

                                                       (b) [ X ]

3.  SEC Use Only


4.  Source of Funds*

    PF; BK

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)             [   ]


6.  Citizenship or Place of Organization

    United States

Number         7.  Sole Voting Power
of
Shares             834,637
Beneficially
Owned by Each  8.  Shared Voting Power
Reporting
Person With

               9.   Sole Dispositive Power

                    834,637

               10.  Shared Dispositive Power














                                                  Page 4 of 10

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     834,637

12.  Check Box if the Aggregate Amount in Row (11)      [   ]
     Excludes Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

     35.3% (based on Common Stock outstanding at August 8, 1996,
         1996)

14.  Type of Reporting Person*

     IN




*SEE INSTRUCTIONS BEFORE FILLING OUT!






























                                                  Page 5 of 10

SCHEDULE 13D


     The Statement on Schedule 13D (the "Schedule 13D") of H.
Irwin Levy (the "Reporting Person") relating to shares of Common
Stock, $.01 par value per share of Hilcoast Development Corp. is hereby amended and restated as set forth below.

     Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934 (the "Exchange Act"), previously filed paper exhibits are not being restated.

ITEM 1.  SECURITY AND ISSUER.

[TEXT OF ITEM 1 OF THE SCHEDULE 13D AS ORIGINALLY FILED:

This report relates to the Common Stock ($.01 par value per share) of Hilcoast Development Corp. (the "Company") whose principal office is 1601 Clint Moore Road, Boca Raton, Florida 33487. All of the information contained herein was previously reported in the Form S-1 Registration Statement of Hilcoast Development Corp., Registration No. 33-51388, as declared effective by the Securities and Exchange Commission on October 13, 1992, relevant portions of which are attached hereto as Exhibit A and incorporated herein by reference.]

     This report relates to the Common Stock ($.01 par value per share) of Hilcoast Development Corp. (the "Company"), which has its principal executive offices at 19146 Lyons Road, Boca Raton, Florida 33434. The Common Stock was registered pursuant to the Exchange Act on October 13, 1992.


ITEM 2.  IDENTITY AND BACKGROUND.

[TEXT OF ITEM 2 OF THE SCHEDULE 13D AS ORIGINALLY FILED:

     (a)  Name:  H. Irwin Levy

     (b) Business Address:  100 Century Boulevard
                            West Palm Beach, Florida 33487










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     (c)  Present Principal Occupation:  Chairman of the Board,
Chief Executive Officer of Hilcoast Development Corp.

     (d)  Convictions:  None

     (e)  Suits and Proceedings:  None

     (f)  Citizenship:  United States]


     (a)  Name:  H. Irwin Levy

     (b) Business Address:  100 Century Boulevard
                            West Palm Beach, Florida 33487

     (c) Present Principal Occupation: Chairman of the Board and Chief Executive Officer of Hilcoast Development
          Corp.

     (d)  Convictions:  None

     (e)  Suits and Proceedings:  None

     (f)  Citizenship:  United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

[TEXT OF ITEM 3 OF THE SCHEDULE 13D AS ORIGINALLY FILED:

600,000 shares were purchased with personal funds prior to the effectiveness of the Form 8-A Registration Statement with respect to those shares. 187,787 shares were received for no consideration as a stock dividend distribution from CV Reit, Inc.
subsequent to the effectiveness of the Form 8-A.]

     The funds used in the purchases described in Item 5 were Mr.
Levy's personal funds.

     The source of the funds to be used in the contemplated acquisition of the shares of common stock of Hilcoast Development
Corp. not contributed to the acquisition corporation to be formed








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would be from loans to the acquisition corporation from Mr. Levy and Maurice A. Halperin and Barry S. Halperin, who would use their own funds and obtain funds through borrowings from an institutional lender.


ITEM 4.  PURPOSE OF TRANSACTION.

[TEXT OF ITEM 4 OF THE SCHEDULE 13D AS ORIGINALLY FILED:

The initial 600,000 shares were purchased as a part of the initial capitalization of Hilcoast Development Corp. That corporation was formed to purchase certain real property located at Century Village adult condominium project located in Pembroke Pines, Florida, including the recreational facilities located at that project, and certain other assets from subsidiaries and affiliates of Cenville Development Corp.

An additional 187,787 were distributed as a stock dividend, for no additional consideration, from CV Reit, Inc.]

     In order to concentrate the record ownership of shares of the Company owned by certain members of his family and a corporation controlled by him, on August 6, 1996, Mr. Levy made certain purchases described in Item 5.

     On August 9, 1996, H. Irwin Levy informed the Company that he, Maurice A. Halperin and Barry S. Halperin are contemplating organizing an acquisition corporation, which would acquire all the outstanding shares of the Company other than those contributed to the acquisition corporation (the "Public Shares"). Under the contemplated transaction, each Public Share would be converted into the right to receive cash in the amount of $6.00 per share. Appropriate steps would be taken to permit holders of options to purchase common stock of the Company to realize the value of those options. The consummation of the acquisition would be conditioned upon the required stockholder approval, appropriate amendments to the Hilcoast Development Corp. stock option plans, compliance with all applicable regulatory and governmental requirements and certain other conditions that may be deemed necessary by the parties. Mr. Levy anticipates that, upon completion of the contemplated acquisition, the acquisition









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corporation will seek to cause the Common Stock to be delisted from trading on Nasdaq and to cause deregistration of the Common
Stock with the Securities and Exchange Commission. There can be no assurance that the contemplated acquisition will be consummated.

     As a result of H. Irwin Levy, Maurice A. Halperin and Barry
S. Halperin reaching an understanding as to the contemplated transaction described above, H. Irwin Levy, Maurice A. Halperin and Barry S. Halperin might be deemed to be a group for purposes of Section 13(d) of the Exchange Act. Mr. Levy disclaims beneficial ownership of the 585,032 shares of common stock of the Company reported as beneficially owned by Messrs. Halperin in filings with the Securities and Exchange Commission.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

[TEXT OF ITEM 5 OF THE SCHEDULE 13D AS ORIGINALLY FILED:

     (a) As set forth above, I am the beneficial owner of 787,787 shares of common stock of the Company, or 33.5%.

     (b) I have the sole power to vote, or direct the vote, and sole power to dispose, or direct the disposition of, 787,787 shares of common stock of the Company.

     (c) The only transaction in the securities of the Company since the date of effectiveness of its Form 8-A Registration Statement was the distribution to me of 187,187 additional shares of Common Stock on October 23, 1992 as a stock dividend from CV Reit, Inc.]


     (a) Mr Levy beneficially owns 834,637 shares of common stock of the Company, which represents 35.3% of the shares outstanding.

     (b) Mr. Levy has the sole power to vote, or direct the vote, and sole power to dispose, or direct the disposition of, 834,637 shares of common stock of the Company.









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     (c)  On August 6, 1996, Mr. Levy purchased from members of
Mr. Levy's family and corporations controlled by them, an aggregate of 32,791 shares of common stock of the Company at a price of $5.75 per share paid in cash, in private transactions. On August 6, 1996, Mr. Levy also purchased from a corporation controlled by him, in a private transaction, 24,323 shares of common stock of the Company at a price of $5.00 per share paid in cash and forgiveness of indebtedness. All the 57,114 shares purchased by Mr. Levy on August 6, 1996 were purchased by him using his personal funds. Except as disclosed in this Item, Mr. Levy has not effected any transactions with respect to the Common Stock during the past 60 days.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

[TEXT OF ITEM 6 OF THE SCHEDULE 13D AS ORIGINALLY FILED:

     None.]

     None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

[TEXT OF ITEM 7 OF THE SCHEDULE 13D AS ORIGINALLY FILED:


     (a) "Principal Stockholders" and "Certain Considerations" sections of Form S-1 Registration Statement of Hilcoast
          Development Corp., Registration No. 33-51388, as declared effective by the Securities and Exchange
          Commission on October 13, 1992.]

Exhibit 1   Letter to the Board of Directors of Hilcoast
            Development Corp. dated August 9, 1996












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                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1996


                                   /s/ H. Irwin Levy









































EXHIBIT 1






                                        August 9, 1996











Board of Directors of Hilcoast Development Corp.


Gentlemen:

          On behalf of an acquisition corporation to be formed by Maurice A. Halperin, Halperin and me, I have been studying the possibility of acquiring the outstanding shares of Hilcoast Development Corp. held by the public through a merger, to be approved by you, between Hilcoast Development Corp. and the acquisition corporation. I believe that a merger would be advantageous to all stockholders of Hilcoast Development Corp., including the public stockholders. The acquisition corporation would contemplate making the following proposal:

         In the proposed merger, shares of Hilcoast Development Corp. stock not previously contributed to the acquisition corporation would be converted into the right to receive cash in the amount of $6.00 per share. Appropriate steps would be taken to permit holders of options in Hilcoast Development Corp. common stock to realize the value of their options.

          The consummation of the acquisition would be conditioned upon the required stockholder approval, appropriate amendments to the Hilcoast Development Corp. stock option plans, compliance with all applicable regulatory and governmental requirements and certain other conditions that may be deemed necessary by the parties. While I expect to proceed with the organization of the acquisition corporation and the contemplated proposal, there is no assurance that I will not reconsider the contemplated terms or determine not to proceed.

          I believe that the contemplated acquisition is fair to Hilcoast Development Corp.'s minority stockholders from a financial point of view. The contemplated acquisition price is equivalent to a 20% premium over the average closing price of shares of Hilcoast Development Corp. common stock on the Nasdaq SmallCap Market over the 30 trading days ended August 2, 1996, and is in excess of the highest price at which the common shares have traded on the Nasdaq in the 52 week period prior to the date of this letter. Trading is almost non-existent, and there are only approximately 400 stockholders of record. The result is that a stockholder who currently wants to sell his or her shares may find it very difficult to do so. The contemplated transaction would provide each stockholder cash for his or her shares.

          I also believe that this is an appropriate time for Hilcoast Development Corp. to consider the contemplated transaction. The primary business of the Company is expected to
be concluded in less than two years.   Therefore, the Company is
at a crossroads and has to determine its future course, which could include considering whether it is economically feasible to commence a new Century Village Community, whether to start or acquire a different project or business, whether to pursue some other course or liquidate.

          Obviously, I cannot, and will not, take any part in any discussion regarding this matter, except that I will make myself available for any questions you might have for me. The Board should consult Hilcoast Development Corp.'s counsel and consider appointing an independent committee through which to consider this proposal. Such committee may wish to retain independent advisors to assist in those deliberations. In addition, extensive SEC documentation would be required of Hilcoast Development Corp. to provide disclosure to the stockholders about any proposed merger and the Board's consideration of its fairness to them.
          I hope you will give this matter your prompt attention. In that regard, I would like your representatives to meet with representatives of and advisors to the acquisition corporation to discuss this matter at your earliest convenience.

          I have been advised that I must promptly file an amendment to my Schedule 13D statement, which will disclose the substance of this letter. Accordingly, Hilcoast Development
Corp. should consider making its own public announcement relating to this matter.

                                        Very truly yours,

                                        /s/ H.Irwin Levy